mesoblast
the adult stem cell company

08000212

RECEIVED
JAN 15 A 3:20

21 December 2007

Office of International Corporate Financ
US Securities and Exchange Commission
100 F Street, N.E.
WASHINGTON DC 20549
USA
Mailstop: Room 3628

SUPPL

Dear Sirs

Re: Submission by Mesoblast Limited under Rule 12g3-2(b) - SEC File Number 82-34929

We enclose copies of all documents lodged with the Australian Securities Commission on behalf of Mesoblast Limited for filing with the US Securities & Exchange Commisson.

These lodgements date from 24 November 2007 to the present date 21 December 2007.

Yours sincerely

PROCESSED
JAN 16 2008
THOMSON
FINANCIAL

Kevin Hollingsworth
Company Secretary

Level 39, 55 Collins Street Melbourne
Victoria 3000 AUSTRALIA
t +61 3 9639 6036
f +61 3 9639 6030
www.mesoblast.com
ABN 68 109 431 870
ACN 109 431 870

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

6 December 2007

Mesoblast Limited

TRADING HALT

The securities of Mesoblast Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Monday, 10 December 2007 or when the announcement is released to the market.

Security Code: MSB

Julia Kagan
Senior Adviser, Issuers (Melbourne)

mesoblast
the adult stem cell company

6 December 2007

By email: juliakagan@asx.com.au

Julia Kagan
Companies Officer
ASX Limited
525 Collins Street
Melbourne VIC 3000

Dear Julia

Mesoblast Limited ACN 109 431 870- Request for a trading halt

Pursuant to ASX Listing Rule 17.1, the Company requests a trading halt in Mesoblast Limited securities for up to 48 hours pending an announcement to the market.

The Directors of Mesoblast Limited expect shortly to make a significant announcement, which the Company is not in a position to release at present.

The Directors expect to make the announcement prior to the expiry of the Trading Halt and they expect the trading halt to end upon the release of the announcement.

The Directors of Mesoblast Limited are not aware of any reason why a trading halt should not be granted by the ASX.

Yours faithfully

Kevin Hollingsworth
Company Secretary

Level 39, 55 Collins Street Melbourne
Victoria 3000 AUSTRALIA
t +61 3 9639 6036
f +61 3 9639 6030
www.mesoblast.com
ABN 68 109 431 870
ACN 109 431 870

mesoblast
the adult stem cell company

asx announcement

MESOBLAST RAISES NEW CAPITAL TO EXPAND CLINICAL PROGRAMS

MELBOURNE, Australia: 10 December 2007: Australia's adult stem cell company, Mesoblast Limited (ASX:MSB, USOTC:MBLTY), today announced that it had completed a capital raising of $13.44 million from Australian institutional and sophisticated investors.

Mesoblast Founder, Professor Silviu Itescu, said he was especially pleased with the strong support the company had received during this capital raising from its existing, as well as new, institutional shareholders.

"With the support of our investor base we can now expand our clinical focus to new areas where our technology has shown great promise" Itescu said.

The capital will be used to commence additional Phase 2 Clinical Trials in the United States and Australia in the areas of bone and cartilage repair and regeneration using Mesoblast's proprietary allogeneic, or "off-the-shelf", adult stem cells.

The company intends to file additional Investigational New Drug (IND) submissions to the United States Food and Drug Administration (FDA) by early-mid 2008 for clearance to commence the trials.

These trials will proceed in parallel to Mesoblast's ongoing clinical trial of NeoFuse™, its allogeneic stem cell product for spinal fusion. This trial is currently enrolling patients with degenerative intervertebral disc disease, and is based at New York's Hospital for Special Surgery, a world leading center for orthopaedic, rheumatologic and rehabilitation treatments. The Company also expects to report interim results from this trial in early-mid CY2008.

Under the placement, 10.5 million shares will be issued at $1.28, a discount of approximately 5% to the closing price of the company's shares on 6 December 2007. The placement was managed by specialist institutional house Lodge Corporate.

About Mesoblast
Mesoblast Limited (ASX:MSB;USOTC:MBLTY) is an Australian biotechnology company committed to the development of novel treatments for orthopaedic conditions, including the rapid commercialisation of a unique adult stem cell technology aimed at the regeneration and repair of bone and cartilage. Our focus is to progress through clinical trials and international regulatory processes necessary to commercialise the technology in as short a timeframe as possible. Mesoblast Limited has the worldwide exclusive rights for a series of patents and technologies that have been developed over more than 10 years and which relate to the identification, extraction and culture of adult Mesenchymal Precursor Cells (MPCs).The company has also acquired a substantial interest in Angioblast Systems Inc, an American company developing the platform MPC technology for the treatment of cardiovascular diseases, including repair and regeneration of blood vessels and heart muscle. Mesoblast and Angioblast are jointly funding and progressing the core technology. Mesoblast's strategy is to maximise shareholder value through both corporate partnerships and the rapid and successful completion of clinical milestones.

For further information, please contact: Mesoblast Limited T: + 61 (03) 9639 6036
www.mesoblast.com

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Mesoblast Ltd

ABN

68 109 431 870

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,700,000 Ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary Shares - As per the Company's Constitution being ordinary shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes for Ordinary Shares
5	Issue price or consideration	10,500,000 Ordinary Shares for $13,440,000 200,000 Ordinary Shares for $110,000
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	10,500,000 shares issued to commence additional Phase 2 Clinical Trials in the United States and Australia in the areas of bone and cartilage repair and regeneration. 200,000 shares issued on conversion of 200,000 options at $0.55 on exercise of existing options granted by the company.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 December 2007

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
118,856,133	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	9,796,667	Unlisted Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	N/A

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

+ See chapter 19 for defined terms.

33 +Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 December 2007
(Company secretary)

Print name: Kevin Hollingsworth...

== == == == ==

+ See chapter 19 for defined terms.

mesoblast
the adult stem cell company

asx announcement

17 December 2007

Company Announcements Office
Australian Stock Exchange Limited
Level 3, Stock Exchange Centre
530 Collins Street
Melbourne VIC 3000

Section 708A notice – Issue of shares under private placement to wholesale investors

Mesoblast Limited ACN 109 431 870 (**Company**) hereby provides notice to the ASX under section 708A(5)(e) of the *Corporations Act 2001 (Cth)* (**Corporations Act**) that the Company has issued 10,500,000 fully paid ordinary shares, without disclosure to investors under Part 6D.2 of the Corporations Act, on 14 December 2007.

The shares were issued at $1.28 per share under a private placement to sophisticated and professional investors (as defined in S708 of the Corporations Act).

The shares are part of a class of securities quoted on the ASX.

As at the date of this notice the Company:

- has complied with the provisions of Chapter 2M of the Corporations Act (as they apply to the Company) and with section 674 of the Corporations Act; and
- is not aware of any excluded information for the purposes of section 708A(6)(e).

Yours faithfully

Company Secretary

END

Level 39, 55 Collins Street Melbourne Victoria 3000 AUSTRALIA t +61 3 9639 6036 f +61 3 9639 6030 www.mesoblast.com ABN 68 109 431 870 ACN 109 431 870